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                              April 5, 2023

       Eleazer Klein
       Partner
       Schulte Roth & Zabel LLP
       919 Third Avenue
       New York, NY 10022

                                                        Re: Anika Therapeutics,
Inc.
                                                            Preliminary Proxy
Statement filed by Caligan Partners LP et al.
                                                            Filed on March 30,
2023
                                                            File No. 001-14027

       Dear Eleazer Klein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Cover Letter, page 1

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Please provide support for the following statements:

                                                              that "the Board
s poor oversight of business development initiatives and commercial losses have
contributed to Anika   s share price decline." (cover letter)
                                                              that the
compensation committee has "consistently overpaid Anika management for
                                                            Anika   s terrible
absolute and relative performance and is thus primarily responsible for what Caligan
believes is a misalignment of executive compensation and
                                                            shareholder
returns." (page 8)
 Eleazer Klein
FirstName   LastNameEleazer
Schulte Roth   & Zabel LLP Klein
Comapany
April       NameSchulte Roth & Zabel LLP
       5, 2023
April 25, 2023 Page 2
Page
FirstName LastName
Background of this Proxy Solicitation, page 3

2. Please provide support for your estimates of annual losses for the JP Segment and the revenue growth needed (252%) for the segment to break even.
3.       Your disclosure states that "After the Company   s 4Q2022 earnings
call, sell-side analysts
         remarked, 'we find both targets as unlikely to be achieved and impossible to try to prove at
         this point given the material deterioration in the company   s
financials over the past few
         years.'     You refer to analysts, plural, but name only one analyst
in your footnote. Revise
         the text to refer to one analyst or the footnote to include more than one analyst.
4. Refer to the TSR table appearing on page 3. Include the footnote text for the footnotes that appear on the table on page 3.
5.       We note, on page 4, that you state that    Anika can be worth ~$60 per
share...    The
         inclusion of valuations in soliciting materials is only appropriate and consonant with Rule
         14a-9 when made in good faith and on a reasonable basis and where accompanied by
         disclosure which facilities shareholders    understanding of the basis
for and the limitations
         on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).
         Please revise your disclosure to include your analysis supporting your statement and confirm that in future filings in which you provide similar disclosure you will include a similar analysis.
Proposal 1: Election of Directors, page 6

6. Your disclosure describes the effect of abstentions on the outcome of Proposal 1 but the card does not include an "abstention" alternative in your proxy card. Please revise your disclosure.
Questions and Answers about the Proxy Materials and the Annual Meeting, page 12

7. We note the following disclosure on page 11 and in the form of proxy card that if "you
         vote    FOR    more than two nominees on a BLUE proxy card... your
shares will be voted
         'FOR' the Caligan nominees and to 'WITHHOLD' on the opposed company nominees."
         Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law.
         Alternatively, please amend the disclosure here (and similar disclosure elsewhere, including on the proxy card) to provide that an overvote on Proposal 1 will result in the votes on that proposal being invalid and not counted.
General

8. Revise your proxy statement to include the language required by Item 7(f) of Schedule
         14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eleazer Klein
Schulte Roth & Zabel LLP
April 5, 2023
Page 3

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameEleazer Klein                            Sincerely,
Comapany NameSchulte Roth & Zabel LLP
                                                           Division of
Corporation Finance
April 5, 2023 Page 3                                       Office of Mergers &
Acquisitions
FirstName LastName